StratCap Securities, LLC

(SEC I.D. No. 8-68338)

Statement of Financial Condition
As of June 30, 2026

StratCap Securities, LLC
Index
June 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68338

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StratCap Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Rockefeller Plaza, Suite 2050
(No. and Street)

New York (City) NY (State) 10112 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adam Baxter (Name) (Area Code – Telephone Number) abaxter@stratcapsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, PC
(Name – if individual, state last, first, and middle name)

200 Park Avenue, 38th Floor (Address) New York (City) NY (State) 10166 (Zip Code)

10/08/2003 (Date of Registration with PCAOB)(if applicable) 243 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Baxter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StratCap Securities, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Adam Baxter Digitally signed by Adam Baxter Date: 2026.10.09 16:03:01 -04'00'

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

The Member
StratCap Securities, LLC
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of StratCap Securities, LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, the Company has experienced recurring operating losses and expects to incur additional operating losses for the foreseeable future. As such, the Company is reliant upon capital support from its Member to fund operations.

BDO USA, P.C.

We have served as the Company's auditor since 2016.

New York, New York

October 9, 2026

StratCap Securities, LLC
Statement of Financial Condition
As of June 30, 2026

Assets		
Cash	$	702,144
Fees and commissions receivable		4,711
Prepaid expenses and other assets		21,163
Total assets	$	728,018
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	194,757
Total liabilities		194,757
Commitments and contingencies		
Member's Equity		533,261
Total liabilities and member's equity	$	728,018

The accompanying notes are an integral part of the financial statements.

1. Organization of the Company

StratCap Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company is wholly owned by StratCap, LLC ("StratCap"), which became an indirect subsidiary of HMC Capital Limited (ASX: HMC) through the acquisition of StratCap by HMC USA Holdings LLC, HMC's wholly owned subsidiary, effective September 4, 2024.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

Beginning July 13, 2021, the Company was the dealer manager for the private offering of StratCap Digital Infrastructure REIT, Inc (f/k/a Strategic Wireless Infrastructure Fund II, Inc) ("SWIF II" or "DIR"), which terminated in February 2025. The Company then served as the dealer manager for DIR's public offering from February 2025 through its termination in April 2026.

During the period, the Company changed its fiscal year-end from December 31 to June 30. Accordingly, the accompanying financial statements cover the 18-month period from January 1, 2025 through June 30, 2026. The change in fiscal year-end was approved by FINRA.

Liquidity

The Company has experienced recurring operating losses and expects to incur additional operating losses, initially raising substantial doubt about the Company's ability to continue as a going concern. The Company is dependent on financial support from StratCap to fund its operations and maintain regulatory net capital. StratCap has committed to provide, or cause to be provided, financial support sufficient to fund the Company's obligations for at least one year from the financial statements issuance date. Based on this commitment and management's evaluation of StratCap's ability to provide such support, management concluded the plan alleviates the substantial doubt, allowing the financial statements to be prepared on a going concern basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"), which includes industry practices.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

2. Summary of Significant Accounting Policies (continued)

amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

Cash
Cash consists of deposits held with financial institutions and, therefore, is subject to credit risk at those institutions. The Company maintains all its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions and has not experienced any losses in such accounts and does not believe there to be significant credit risk. These deposits are insured by the FDIC up to $250,000 per institution. The Company does not maintain customer funds and does not have any restricted cash.

Fees and Commissions Receivable
Fees and commissions receivable primarily consist of commission, distribution fees and marketing fees from the sale of the Non-Traded Product Sponsors. As of June 30, 2026, there was $4,711 recorded for fees and commission receivable.

Allowance For Credit Losses
The allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of such assets. The determination of the credit allowance is based on an evaluation of each of the financial assets, including general economic conditions and estimated collectability. The Company evaluates the collectability based on a combination of credit quality indicators, including, but not limited to, payment status, historical charge-offs, and financial strength of the creditor. A financial asset is considered to have deteriorated in credit quality when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of June 30, 2026, the Company recorded no allowance for credit losses. To the extent assumptions used by management do not prevail, loss experience could be materially different.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets consist primarily of prepaid insurance and regulatory fees.

Commission, Distribution Fees and Marketing Fees Payable to Broker-Dealers
The Company pays commission, distribution fees and marketing fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. Additionally, the Company pays ongoing distribution fees monthly to certain retail broker-dealers for the ongoing shareholder services. As of June 30, 2026, there was approximately $4,711 recorded for commission, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

Income Taxes
The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year.

2. Summary of Significant Accounting Policies (continued)

Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of June 30, 2026, there are no positions which would call into question the Company's tax-exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the period from January 1, 2025 through June 30, 2026, the Company did not incur interest expense or penalties.

The Company may be required to withhold tax on its non-US parties' allocable share of income that is effectively connected with the Company's US business. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). The liability associated with the UBT is principally the result of the operations of the Company.

UBT was calculated using currently enacted tax laws and rates and recorded as an expense in the books of the Company, in accordance with the provisions of Statement ASC 740. Should they arise, the Company records penalties and interest on UBT.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which amends the disclosure requirements for income taxes. The amendments are effective for annual periods beginning after December 15, 2024. The Company has evaluated the impact of this guidance on its financial statements and related disclosures and determined that it is not expected to have a material impact, as the Company is generally not subject to Federal and State income taxes as a pass-through entity. The Company will continue to evaluate the applicability of the guidance to taxes for which it is directly subject, including New York City Unincorporated Business Tax.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"). The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Broker and Dealers. The Company maintained compliance with its net capital requirements during the period from January 1, 2025 through June 30, 2026.

As of June 30, 2026, the Company had net capital of $512,098 which was $262,098 in excess of its required minimum net capital of $250,000. The Company's net capital exceeded 120% of its minimum net capital requirement by $212,098.

4. Related-Party Transactions

In accordance with the Management Services Agreement entered between the Company and StratCap, the Company receives administrative services, including, but not limited to, personnel and related employment costs, sales management, marketing, product development and financial and accounting support.

Additionally, under the same Management Services Agreement, StratCap provides the Company office space. StratCap's primary office was previously located in Greenwich, Connecticut, where employees of the Company were based until March 2025. In March 2025, StratCap relocated its headquarters to New York, which subsequently became the primary office location for the Company's employees. Accordingly, two months of Greenwich office rent were allocated to the Company, while New York office rent was allocated to the Company for the period from March 2025 to June 2026. StratCap terminated its lease in Greenwich effective December 2025.

For the period from January 1, 2025 through June 30, 2026, StratCap paid other expenses such as travel and entertainment fees on behalf of the Company. As a demonstration of its ongoing commitment to support the Company's operations, StratCap forgave certain account receivables and payables between the Company and its affiliates. This forgiveness resulted in a non-cash contribution of $3,837,852. As of June 30, 2026, the Company had no receivables from or payables to StratCap.

5. Segment Reporting

The Company follows ASC 280, Segment Reporting, as amended by ASU 2023-07, *Improvements to Reportable Segment Disclosures*. ASC 280 requires companies to disclose segment data based on the manner in which management organizes the business, makes operating decisions, allocates resources and evaluates performance. The Company operates as a single operating segment and reportable segment. The Company's Chief Executive Officer has been identified as the Chief Operating Decision Maker ("CODM"). The CODM evaluates the Company's financial performance and allocates resources based on the Company's overall results. Net income (loss) is the measure of profit or loss regularly reviewed by the CODM for purposes of assessing performance and allocating resources. Because the Company's operations are managed and evaluated on a company-wide basis, the Company has determined that it has one operating segment and one reportable segment.

6. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of June 30, 2026, the Company did not match contributions.

7. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

8. Regulatory Requirements

Information Relating to Possession or Control Requirements and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and files the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to engaging in public offering of unlisted REITs and acting as a wholesaler/distributor to other FINRA members and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company), (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the period from January 1, 2025 through June 30, 2026 without exception. In addition, the Company does not prepare a Computation for Determination of Reserve Requirements.

9. Subsequent Events

The Company has evaluated subsequent events through October 9, 2026, which is the date that the financial statements have been issued.

On July 31, 2026, James A. Condon, President and Chief Executive Officer of StratCap and the Company, resigned, effective immediately, from these positions. Mr. Condon’s resignation is not due to any disagreement with StratCap or the Company on any matter relating to their operations, policies or practices. Effective as of the same date, Adam Baxter was appointed as President and Chief Executive Officer of both StratCap and the Company.